Comerica Bank

Five Palo Alto Square. Ste. 800
3000 El Camino Real
Palo Alto, CA 94306
Technology & Life Sciences

May 11, 2006

Ravi Brar
Chief Financial Officer
Pac-West Telecomm, Inc.
1776 W. March Lane, Suite 250
Stockton, Ca 95207

Re: Pac-West Telecomm, Inc.

Dear Ravi:

Reference is made to that certain Loan and Security Agreement between Pac-West Telecomm, Inc. ("Borrower") and Comerica Bank ("Bank") dated as of November 9, 2005, as amended by that certain First Amendment to the Loan and Security Agreement, dated as of November 30,2005, as further amended by that certain Second Amendment to the Loan and Security Agreement, dated as of February 17, 2006 (collectively, and together with any agreements referred to therein, the "Agreement"). All initially capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Agreement.

Borrower has been notified that on or after April 1, 2006 certain Defaults or Events of Default have occurred and continue to exist as a result of a violation of the following provision(s) of the Agreement:

"Section 6.7: (a) Adjusted Quick Ratio. A ratio of Cash plus eighty percent (80%) of net trade Accounts receivable net ninety (90) days from invoice date, excluding contra accounts, to Current Liabilities plus (to the extent not already included therein) all Indebtedness to Bank less Deferred Revenue of at least (i) .80 to 1.00 from the Closing Date through December 30,2006; and (ii) .90 to 1.00 thereafter; measured monthly."

"Section 6.7: (d) Total Liabilities to Effective Tangible Net Worth. A ratio of Total Liabilities less Subordinated Debt to Effective Tangible Net Worth of not more than 1.00:1.00, measured monthly."

Borrower has requested and Bank hereby agrees to waive the above referenced default for the periods from April 1, 2006 through and including May 31, 2006.

This waiver is limited to the violations and the periods described above. This waiver does not constitute a waiver, amendment, or forbearance of any other Default or Event of Default that may now exist or may occur after the period stated herein with respect to these violations or any other term, condition, or covenant contained in the Agreement. Except as specifically set forth herein, all of the terms and conditions of the Agreement remain unchanged and in full force and effect.

Sincerely, Comerica

By: /s/ John Benetti

John Benetti
Corporate Banking Officer

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